SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CAS MEDICAL SYSTEMS, INC.

(Name of Subject Company (Issuer))

CAS MEDICAL SYSTEMS, INC.

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.004 per Share

(Title of Class of Securities)

124769209

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

Thomas M. Patton

President and Chief Executive Officer

CAS Medical Systems, Inc.

44 East Industrial Road

Branford, CT 06405

(203) 488-6056

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Grundei, Esq.

Wiggin and Dana LLP

Two Stamford Plaza

281 Tresser Boulevard

Stamford, CT 06901

(203) 363-7630

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

The attached current report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) relates to a tender offer for certain outstanding options issued by CAS Medical Systems, Inc. (“CASMED”) that CASMED has agreed to commence in accordance with the terms of the merger agreement described in the Form 8-K. Security holders of CASMED are urged to read the tender offer materials carefully in their entirety when they become available, because they will contain important information. Copies of the definitive tender offer statements and other relevant materials, and any amendments or supplements thereto, may be obtained without charge, as they become available, at the SEC’s website at http://sec.gov. You also may obtain free copies of the documents we file with the SEC by going to the Investor Relations section of our website at www.CASMED.com.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2019

CAS MEDICAL SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-13839 (Commission File Number)	06-1123096 (I.R.S. Employer Identification No.)

44 East Industrial Road, Branford, Connecticut 06405 (Address of principal executive offices, including zip code) (203) 488-6056 (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

The information set forth in Item 5.02 below is incorporated by reference in this Item 1.01.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Option Termination Agreements

On March 12, 2019, CAS Medical Systems, Inc. (the “Company”) entered into Option Termination Agreements (each, an “Option Termination Agreement”) with the following executive officers of the Company: Jeffery A. Baird, John K. Gamelin and Paul B. Benni, and the following non-employee directors of the Company: Gregory P. Rainey, James E. Thomas and Kathleen A. Tune. Pursuant to the Option Termination Agreements, each such person has agreed that, without further obligation or liability of the Company, each option to acquire shares of the Company’s common stock held by such person with an exercise price greater than $2.45 per share shall be cancelled immediately prior to the effective time of the merger contemplated by the previously announced Agreement and Plan of Merger by and among the Company, Edwards Lifesciences Holding, Inc., a Delaware corporation (the “Acquiror”) and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Acquiror (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of the Acquiror.

The specific option grants and exercise prices subject to the Option Termination Agreements for each indicated person are as follows: (i) Jeffery A. Baird - option to purchase 50,000 shares at $3.16 per share, (ii) John K. Gamelin - option to purchase 44,000 shares at $3.00 per share, (iii) Paul B. Benni - option to purchase 44,000 shares at $3.00 per share, (iv) Gregory P. Rainey - option to purchase 20,000 shares at $2.95 per share, (v) James E. Thomas - option to purchase 20,000 shares at $2.54 per share, and (vi) Kathleen A. Tune - option to purchase 20,000 shares at $2.54 per share.

Restricted Stock Termination Agreement

On March 12, 2019, the Company entered into a Restricted Stock Termination Agreement (the “Restricted Stock Termination Agreement”) with Thomas M. Patton, the Company’s President and Chief Executive Officer. Pursuant to the Restricted Stock Termination Agreement, Mr. Patton has agreed that, without further obligation or liability of the Company, immediately prior to the effective time of the Merger, 150,000 shares of Company restricted stock held by Mr. Patton pursuant to an Inducement Restricted Stock Agreement dated August 27, 2010 shall be canceled.

The foregoing summaries of the Option Termination Agreements and the Restricted Stock Termination Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of Option Termination Agreement and the Restricted Stock Termination Agreement, which are attached to this report as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

10.1	Form of Option Termination Agreement
10.2	Restricted Stock Termination agreement between CAS Medical Systems, Inc. and Thomas M. Patton

2

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of the Company and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements as a result of various factors, including: (i) the Company may be unable to obtain stockholder approval as required for the Merger; (ii) conditions to the closing of the Merger may not be satisfied; (iii) the Merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the Merger on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business, or on the Company’s operating results and business generally; (v) the Company’s business may suffer as a result of uncertainty surrounding the Merger and disruption of management’s attention due to the Merger; (vi) the outcome of any legal proceedings related to the Merger; (vii) the Company may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ix) risks that the Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; and (x) other risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional risks and factors that may affect results are set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2018, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2018 under the headings “Risk Factors.” The risks and uncertainties described above and in the Company’s SEC filings are not exclusive and further information concerning the Company and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

The forward-looking statements speak only as of the date of this communication. Except as required by law, the Company undertakes no obligation to update these statements.

Additional Information About the Acquisition and Where to Find It

A meeting of the stockholders of the Company will be announced to obtain stockholder approval of the proposed transaction. The Company intends to file with the SEC a proxy statement and other relevant documents in connection with the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of the Company and will contain important information about the proposed transaction and related matters. Before making any voting decision, the Company’s stockholders are urged to read the definitive proxy statement in its entirety and any other documents filed with the SEC in connection with the proposed Merger or incorporated by reference therein because they will contain important information about the Company, the Acquiror and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov, at the Company’s website at www.casmed.com or by sending a written request to the Company at 44 East Industrial Road, Branford, CT 06405, Attention: Corporate Secretary.

3

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed transaction, and any interest they have in the proposed transaction, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is included in the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2018 and the proxy statement for the Company’s 2018 Annual Meeting of Stockholders filed with the SEC on April 26, 2018. To the extent the holdings of securities of the Company by the Company’s directors and executive officers have changed since the amounts set forth in the Company’s proxy statement for its 2018 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at www.casmed.com.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAS MEDICAL SYSTEMS, INC.

Date: March 12, 2019	By:	/s/ Jeffery A. Baird
Jeffery A. Baird
Chief Financial Officer

5

Exhibit 10.1

OPTION TERMINATION AGREEMENT

THIS OPTION TERMINATION AGREEMENT (this “Agreement”) is made as of ________, 2019, by and between the undersigned (the “Option Holder”) and CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. The Company granted to the Option Holder an option to acquire shares of the Company’s common stock, par value $0.004 per share, as set forth on Exhibit A hereto (the “Option Agreement,” with the options under such Option Agreement being the “Options”), which Option Agreement contains an exercise price per share that is higher than $2.45.

B. The Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated February 11, 2019, by and among Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), Crown Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company as the surviving corporation.

C. The date on which the Merger is consummated is hereinafter referred to as the “Effective Time”.

D. In connection with the transactions contemplated by the Merger, the Option Holder entered into that certain Voting Agreement, dated February 11, 2019, by and between Parent and the Option Holder, pursuant to which the Option Holder agreed to terminate the Option Agreement immediately prior to the Effective Time without further liability or obligation to the Company.

NOW, THEREFORE, in consideration of the premises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Option Holder and the Company hereby agree as follows, and Parent and Merger Sub shall be entitled to rely on the following agreements between the Option Holder and the Company:

1. Termination of Option Agreement. Effective immediately prior to the Effective Time, the Options are cancelled and the Option Agreement is hereby terminated and of no force and effect. The Option Holder hereby releases the Company, Parent and Merger Sub, and each of their respective affiliates, from any liability with respect to the cancellation of the Options set forth hereunder.

2. Representations and Warranties. By virtue of the execution and delivery of this Agreement by the Option Holder, the Option Holder hereby represents and warrants to the Company that: (a) the Option Holder is a competent adult and/or has full and complete power, legal right and authority to execute and deliver this Agreement and to carry out its provisions; (b) the execution, delivery and performance of this Agreement by the Option Holder does not and will not result in a violation of any law applicable to the Option Holder or result in a breach of, conflict with or default under, any term or provision of any note, mortgage, bond, security agreement, loan agreement, guaranty, pledge or other instrument or agreement to which the Option Holder is a party; (c) the Option Holder is the legal, record and beneficial owner of the Options and owns good, valid, legal and marketable title to such Options, free and clear of all pledges, security interests, liens, claims, encumbrances, agreements, rights of first refusal and options of any kind whatsoever, other than spousal interest or such restrictions arising under the Securities Act of 1933, as amended, state securities laws or any of the documents and other agreements executed as of the date hereof in connection with the consummation of the Merger; and (d) the Option Holder has had access to or the opportunity to review sufficient written and oral information about the Company and the Merger Agreement to allow the Option Holder to make an informed decision prior to executing this Agreement. The Option Holder further acknowledges and agrees that neither the Company nor any other party has made any oral or written representation, inducement, promise or agreement to the Option Holder in connection with the buyout of the Options, other than as expressly set forth in this Agreement or in the Merger Agreement.

3. Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. If the Option Holder is married and the Options to be terminated hereunder constitute community property or otherwise need spousal or other approval for the termination to be legal, valid and binding, this Agreement is being contemporaneously herewith executed and delivered by the Option Holder’s spouse. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the Option Holder or the Company or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein; provided that Parent and Merger Sub shall be entitled to rely upon the acknowledgements and agreements set forth in this Agreement in consummating the Merger.

4. Entire Agreement. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, and there are no written or oral terms or representations made by either party other than those made herein.

5. Amendment; Termination. No amendment or modification of this Agreement shall be valid or binding unless made in writing and duly executed by the party against whom enforcement of any such amendment or modification is sought and making specific references to this Agreement. This Agreement shall expire upon termination of the Merger Agreement.

6. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by the laws of the State of Delaware, without regard to its conflicts of laws principles.

7. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8. Taxation. The Option Holder shall be solely responsible for any personal tax consequences arising from this Agreement and the holding and termination of the Options.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company and the Option Holder have each executed this Agreement as of the date and year first above written.

CAS MEDICAL SYSTEMS, INC.

By:_____________________________

Name:

Title:

OPTION HOLDER:

________________________________

Name:

[Signature Page to Option Termination Agreement]

Exhibit A

Options

Option Grant Date	Option Plan	Number of Options	Exercise Price Per Option

Exhibit 10.2

RESTRICTED STOCK TERMINATION AGREEMENT

THIS RESTRICTED STOCK TERMINATION AGREEMENT (this “Agreement”) is made as of March 12, 2019, by and between the undersigned (the “Grantee”) and CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. The Company granted to the Grantee shares of the Company’s common stock, par value $0.004 per share, as set forth on Exhibit A hereto, pursuant to that certain Inducement Restricted Stock Agreement, dated August 27, 2010 (the “Restricted Stock Agreement,” with the shares under such Restricted Stock Agreement being the “Restricted Stock”), which shares of Restricted Stock are subject to certain restrictions until the Company’s common stock has maintained an average closing price per share of at least $4.15 over a period of sixty consecutive trading days.

B. The Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated February 11, 2019, by and among Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), Crown Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company as the surviving corporation.

C. The date on which the Merger is consummated is hereinafter referred to as the “Effective Time”.

D. In connection with the transactions contemplated by the Merger, the Grantee entered into that certain Voting Agreement, dated February 11, 2019, by and between Parent and the Grantee, pursuant to which the Grantee agreed to terminate the Restricted Stock Agreement immediately prior to the Effective Time without further liability or obligation to the Company.

NOW, THEREFORE, in consideration of the premises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Grantee and the Company hereby agree as follows, and Parent and Merger Sub shall be entitled to rely on the following agreements between the Grantee and the Company:

1. Termination of Restricted Stock Agreement. Effective immediately prior to the Effective Time, the Restricted Stock is cancelled and the Restricted Stock Agreement is hereby terminated and of no force and effect. The Grantee hereby releases the Company, Parent and Merger Sub, and each of their respective affiliates, from any liability with respect to the cancellation of the Restricted Stock set forth hereunder.

2. Representations and Warranties. By virtue of the execution and delivery of this Agreement by the Grantee, the Grantee hereby represents and warrants to the Company that: (a) the Grantee is a competent adult and/or has full and complete power, legal right and authority to execute and deliver this Agreement and to carry out its provisions; (b) the execution, delivery and performance of this Agreement by the Grantee does not and will not result in a violation of any law applicable to the Grantee or result in a breach of, conflict with or default under, any term or provision of any note, mortgage, bond, security agreement, loan agreement, guaranty, pledge or other instrument or agreement to which the Grantee is a party; (c) the Grantee is the legal, record and beneficial owner of the Restricted Stock and owns good, valid, legal and marketable title to such Restricted Stock, free and clear of all pledges, security interests, liens, claims, encumbrances, agreements, rights of first refusal and options of any kind whatsoever, other than spousal interest or such restrictions arising under the Securities Act of 1933, as amended, state securities laws or any of the documents and other agreements executed as of the date hereof in connection with the consummation of the Merger; and (d) the Grantee has had access to or the opportunity to review sufficient written and oral information about the Company and the Merger Agreement to allow the Grantee to make an informed decision prior to executing this Agreement. The Grantee further acknowledges and agrees that neither the Company nor any other party has made any oral or written representation, inducement, promise or agreement to the Grantee in connection with the buyout of the Restricted Stock, other than as expressly set forth in this Agreement or in the Merger Agreement.

3. Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. If the Grantee is married and the Restricted Stock to be terminated hereunder constitutes community property or otherwise needs spousal or other approval for the termination to be legal, valid and binding, this Agreement is being contemporaneously herewith executed and delivered by the Grantee’s spouse. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the Grantee or the Company or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein; provided that Parent and Merger Sub shall be entitled to rely upon the acknowledgements and agreements set forth in this Agreement in consummating the Merger.

4. Entire Agreement. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, and there are no written or oral terms or representations made by either party other than those made herein.

5. Amendment; Termination. No amendment or modification of this Agreement shall be valid or binding unless made in writing and duly executed by the party against whom enforcement of any such amendment or modification is sought and making specific references to this Agreement. This Agreement shall expire upon termination of the Merger Agreement.

6. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by the laws of the State of Delaware, without regard to its conflicts of laws principles.

7. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8. Taxation. The Grantee shall be solely responsible for any personal tax consequences arising from this Agreement and the holding and termination of the Restricted Stock.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company and the Grantee have each executed this Agreement as of the date and year first above written

CAS MEDICAL SYSTEMS, INC.

By: /s/ Jeffery Baird___________

Name: Jeffery Baird

Title: CFO

GRANTEE:

/s/ Thomas M. Patton__________

Name: Thomas M. Patton

[Signature Page to Restricted Stock Termination Agreement]

Exhibit A

Restricted Stock

Restricted Stock Grant Date	Number of shares of Restricted Stock
August 27, 2010	150,000